                                                  Filed Pursuant to Rule: 424(b)
                                                      Registration No: 333-59224

             Prospectus Supplement to Prospectus dated May 8, 2001.

                                3,750,000 Units

                       Plains All American Pipeline, L.P.

                                  Common Units
                     Representing Limited Partner Interests

   The common units represent limited partner interests in Plains All American Pipeline, L.P. The common units are listed on the New York Stock Exchange under the symbol "PAA." The last reported sale price of our common units on May 24, 2001 was $26.47 per unit.

   See "Risk Factors" on page 2 of the accompanying prospectus to read about important risks that you should consider before you invest in the common units.

                               ----------------

   Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                               ----------------

                                                             Per
                                                            Unit      Total
                                                           ------- -----------
Initial price to public................................... $26.050 $97,687,500
Underwriting discount..................................... $ 1.107 $ 4,151,250
Proceeds, before expenses, to Plains All American
 Pipeline, L.P............................................ $24.943 $93,536,250

   To the extent that the underwriter sells more than 3,750,000 common units, the underwriter has the option to purchase up to an additional 562,500 common units from Plains All American Pipeline, L.P. at the initial price to public less the underwriting discount.

                               ----------------

   The underwriter expects to deliver the units against payment in New York, New York on May 31, 2001.

                              Goldman, Sachs & Co.

                               ----------------

                   Prospectus Supplement dated May 24, 2001.

                               TABLE OF CONTENTS

Prospectus Supplement

                                                                        Page No.
                                                                        --------
PLAINS ALL AMERICAN PIPELINE, L.P......................................    S-3
RECENT DEVELOPMENTS....................................................    S-5
THE OFFERING...........................................................    S-7
RISK FACTORS...........................................................    S-9
USE OF PROCEEDS........................................................    S-9
PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS..........................    S-9
CAPITALIZATION.........................................................   S-10
TAX CONSIDERATIONS.....................................................   S-11
UNDERWRITING...........................................................   S-12
LEGAL MATTERS..........................................................   S-13

Prospectus

ABOUT THIS PROSPECTUS..................................................      i
WHO WE ARE.............................................................      1
RISK FACTORS...........................................................      2
USE OF PROCEEDS........................................................     10
DESCRIPTION OF OUR COMMON UNITS........................................     10
CASH DISTRIBUTION POLICY...............................................     12
DESCRIPTION OF OUR PARTNERSHIP AGREEMENT...............................     12
TAX CONSIDERATIONS.....................................................     16
PLAN OF DISTRIBUTION...................................................     29
WHERE YOU CAN FIND MORE INFORMATION....................................     30
FORWARD-LOOKING STATEMENTS.............................................     31
LEGAL MATTERS..........................................................     31
EXPERTS................................................................     31

                               ----------------

                   IMPORTANT NOTICE ABOUT INFORMATION IN THIS
             PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

   This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of this common unit offering. The second part, the base prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the "prospectus," we are referring to both parts combined.

   If the description of the offering varies between the prospectus supplement and the base prospectus, you should rely on the information in the prospectus supplement.

   You should rely only on the information contained in or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of the common units in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus or in the documents incorporated by reference in this prospectus is accurate as of any date other than the date on the front of those documents.

   The information in this prospectus supplement is not complete. You should review carefully all of the detailed information appearing in this prospectus supplement, the accompanying prospectus, and the documents we have incorporated by reference before making any investment decision. Certain capitalized terms used but not defined in this prospectus supplement have the meanings assigned to them in the accompanying prospectus. Throughout this prospectus supplement and the accompanying prospectus, we refer to ourselves, Plains All American Pipeline, L.P., as "we" or "us" or "our" or "Plains All American Pipeline, L.P." or "the Partnership".

                       PLAINS ALL AMERICAN PIPELINE, L.P.

   We are a publicly traded Delaware limited partnership engaged in interstate and intrastate marketing, transportation and terminalling of crude oil. We were formed in September 1998 to acquire and operate the midstream crude oil business and assets of Plains Resources Inc., whose wholly-owned subsidiary, Plains All American Inc., is our general partner.

   Our operations are concentrated in California, Texas, Oklahoma, Louisiana, Illinois, the Gulf of Mexico and Alberta and Saskatchewan, Canada and can be categorized into two primary business activities:

  . Crude Oil Pipeline Transportation. Our activities from pipeline operations generally consist of transporting third-party volumes of crude oil for a tariff, as well as merchant activities designed to capture location and quality price differentials. We own and operate several pipeline systems including:

    . a segment of the All American Pipeline that extends approximately 140 miles from Las Flores, California to Emidio, California;

    .  the San Joaquin Valley Gathering System in California;

    . the West Texas Gathering System, the Spraberry Pipeline System, and the East Texas Pipeline System, which are all located in Texas;

    .  the Sabine Pass Pipeline System in southwest Louisiana and southeast
       Texas;

    .  the Ferriday Pipeline System in eastern Louisiana and western
       Mississippi;

    .  the Illinois Basin Pipeline System in southern Illinois; and

    . the Manito Pipeline, the Cactus Lake/Bodo Pipeline and the Milk River Pipeline, all of which are located in Canada.

  . Terminalling and Storage Activities and Gathering and Marketing Activities. We own and operate a state-of-the-art, 3.1 million barrel, above-ground crude oil terminalling and storage facility at Cushing, Oklahoma, the largest crude oil trading hub in the United States and the designated delivery point for New York Mercantile Exchange ("NYMEX") crude oil futures contracts. Terminals are facilities where crude oil is transferred to or from storage or a transportation system, such as a pipeline, to another transportation system, such as trucks or another pipeline. The operation of these facilities is called "terminalling." We also have an additional 7.8 million barrels of terminalling and storage capacity in our other facilities, including tankage associated with our pipeline and gathering systems. Our terminalling and storage operations generate revenue through a combination of storage and throughput charges to third parties. Our gathering and marketing operations include:

    . the purchase of crude oil at the wellhead and the bulk purchase of crude oil at pipeline and terminal facilities;

    .  the transportation of crude oil on trucks, barges or pipelines; and

    . the subsequent resale or exchange of crude oil at various points along the crude oil distribution chain.

Business Strategy

   Our business strategy is to capitalize on the regional crude oil supply and demand imbalances that exist in the United States and Canada by combining the strategic location and unique capabilities of our transportation and terminalling assets with our extensive marketing and distribution expertise to generate sustainable earnings and cash flow for our unitholders.

   We intend to execute our business strategy by:

  . increasing and optimizing throughput on our various pipeline and gathering assets;

  . realizing cost efficiencies through operational improvements and potential strategic alliances;

  . utilizing our Cushing Terminal and our other assets to service the needs of refiners and to profit from merchant activities that take advantage of crude oil pricing and quality differentials;

  . pursuing strategic and accretive acquisitions of crude oil transportation assets, including pipelines, gathering systems, terminalling and storage facilities and other assets which complement our existing asset base and distribution capabilities; and

  . establishing a midstream crude oil presence in Canada through gathering and pipeline systems and strategically located terminal and storage assets.

Competitive Strengths

   We believe we are well-positioned to successfully execute our business strategy due to the following competitive strengths:

  . Our pipeline assets are strategically located and have additional capacity. Our primary crude oil pipeline transportation and gathering assets are located in prolific oil producing regions and are connected, directly or indirectly, with our terminalling and storage assets that service major U.S. refinery and distribution markets where we have strong business relationships. As a result, these assets are strategically positioned to maximize the value of our crude oil by transporting it to major trading locations and premium markets. In addition, most of our major pipeline assets have existing incremental operating capacity that allows us to add volumes at low incremental costs.

  . Our Cushing Terminal is strategically located, operationally flexible and readily expandable. The Cushing Terminal is the most modern terminalling and storage facility at the Cushing Interchange, incorporating state-of-the-art environmental safeguards and operational enhancements designed to safely and efficiently terminal, store, blend and segregate large volumes and multiple varieties of crude oil. The Cushing Terminal interconnects with the Cushing Interchange's major inbound and outbound pipelines, providing access to both foreign and domestic crude oil. The Cushing Terminal can be readily expanded, should market conditions warrant, to provide up to ten million barrels of tank capacity.

  . We possess specialized crude oil market knowledge. We believe our business relationships with participants in all phases of the crude oil distribution chain, from crude oil producers to refiners, as well as our own industry expertise, provide us with a comprehensive understanding of the North American crude oil markets.

  . Our business activities are counter-cyclically balanced. We believe that our terminalling and storage activities and our gathering and marketing activities are counter-cyclical. We believe that this balance of activities, combined with the long-term nature of our pipeline transportation contracts, has a stabilizing effect on our cash flow from operations.

  . We have the financial flexibility to pursue expansion and acquisition opportunities. We believe we have significant resources to finance strategic expansion and acquisition opportunities, including additional debt capacity and our ability to issue additional partnership units.

  . We have an experienced management team. Our senior management team has an average of more than 20 years industry experience, with an average of over 15 years with us or our predecessors and affiliates.

                              RECENT DEVELOPMENTS

Transfer of Our General Partner

   On May 8, 2001, Plains All American Inc., our general partner and a wholly-owned subsidiary of Plains Resources Inc., entered into definitive agreements to sell a portion of its ownership in our partnership to an investor group comprised of entities controlled, respectively, by Kayne Anderson Capital Advisors, EnCap Investments, James C. Flores and our current management for approximately $149.3 million.

   At closing of the transaction, a new entity owned by Plains Resources Inc. and the investor group will become our general partner and assume all of the general partner's rights and obligations under our partnership agreement, including the incentive distribution rights. In addition, the investor group will purchase approximately five million subordinated units from an affiliate of Plains Resources Inc. The transaction has been approved by the board of directors of our general partner and is expected to close on or before June 8, 2001, subject to customary conditions.

   Following consummation of the transaction, the following individuals, who previously served dual management roles with Plains Resources Inc. and our general partner, will direct 100% of their efforts to the management and growth of our partnership:

       Greg Armstrong, Chairman and Chief Executive Officer
       Harry Pefanis, President and Chief Operating Officer
       Phil Kramer, Executive Vice President and Chief Financial Officer Tim Moore, Vice President and General Counsel
       Al Swanson, Treasurer

   At the closing of the transactions, and subject to transfers or reallocations permitted by the parties, our general partner will be owned, directly or indirectly, by the following entities or individuals in the following percentages: Plains Resources Inc.--48%, Kayne Anderson Capital Advisors--22%; James C. Flores--18%; EnCap Investments--10%; and our management--2%. In addition, Plains Resources Inc. has agreed to make available to certain of the investor group up to an incremental 4% aggregate ownership interest in the new general partner. Plains' agreements with Encap Investments and Kayne Anderson Capital Advisors provide that if Plains Resources receives a superior offer for the interests subject to these agreements prior to closing, Plains Resources may accept such superior offers and will be obligated to pay Encap Investments and Kayne Anderson Capital Advisors a breakup fee.

Acquisitions

   Consistent with our previously stated intention to expand operations into Canada, we have purchased substantially all of the midstream assets of Murphy Oil Company Ltd. for approximately $161.0 million, including financing and transaction costs, and have recently executed an agreement to acquire, subject to customary conditions, certain Canadian assets in a separate transaction for approximately $42.0 million. Initial financing for the acquisitions has been provided via an expansion of our existing revolving credit, letter of credit and inventory facility. The expanded facility consists of a $100.0 million five-year term loan and a $30.0 million revolving credit facility that will expire in April 2005. Set forth below is a brief description of each acquisition and how the assets will be managed on a combined basis:

 Murphy Oil Company Ltd. Midstream Operations

   In May 2001, we acquired substantially all of the crude oil pipeline, gathering, storage and terminalling assets of Murphy Oil Company Ltd. ("Murphy") for approximately $161.0 million in cash, including financing and transaction costs. The purchase included $6.5 million for excess inventory in the systems. The principal assets acquired include:

  . Manito Pipeline--A 100% ownership interest in a 101-mile crude oil line and a parallel 101-mile condensate line that connects the North-Saskatchewan Pipeline and multiple gathering lines to the Enbridge system at Kerrobert, Saskatchewan. The Enbridge system is a 1.9 million barrel per day pipeline that transports liquid hydrocarbons from the oilfields of Western Canada to refineries and markets in Eastern Canada and the Midwestern U.S. The Manito line is located in the Canadian province of Saskatchewan near the Alberta border and has current throughput of approximately 80,000 barrels per day;

  . Cactus Lake/Bodo Pipeline--Varying interests from 13.125% to 76.25% in a 55-mile crude oil line and a parallel 55-mile condensate line, which connect to the terminal at Kerrobert. Current throughput approximates 39,000 barrels per day;

  . Milk River Pipeline--A 100% ownership in three parallel 11-mile lines connecting the Bow River Pipeline in Alberta to the Cenex Pipeline at the U.S. border. Current throughput approximates 90,000 barrels per day;

  . approximately 1.1 million barrels of crude oil storage and terminalling capacity located primarily in Kerrobert, Saskatchewan;

  .   approximately 200,000 barrels of linefill;

  .   a currently inactive 108-mile mainline system; and

  .   121 trailers used primarily for crude oil transportation.

   Murphy has entered into a new long-term contract with us to continue to transport production from fields currently delivering crude oil to these pipeline systems. The current volume transported by Murphy is approximately 11,000 barrels per day. In aggregate, the pipeline systems transport approximately 200,000 barrels per day of light, medium and heavy crudes, as well as condensate.

 CANPET Energy Group, Inc.

   In April 2001, we entered into an agreement to purchase the assets of CANPET Energy Group, Inc. ("CANPET"), a Calgary-based Canadian crude oil and LPG marketing company, for approximately $42.0 million. Approximately $26.0 million of the purchase price will be paid in cash at closing and the remainder, which is subject to performance standards, will be paid in common units in April 2004 if the performance standards are met. The transaction, which is subject to regulatory approvals and other closing conditions, is expected to close in the second quarter of 2001. CANPET currently gathers approximately 75,000 barrels per day of crude oil and markets approximately 26,000 barrels per day of natural gas liquids. Tangible assets include a crude oil handling facility, a 130,000-barrel tank facility and working capital of approximately $8.5 million. Financing for the acquisition will be provided through borrowings under our bank credit facility.

                                  THE OFFERING

Common units we are
 offering....................  3,750,000 common units; 4,312,500 common units if the underwriter exercises its over-allotment option in full

Units to be outstanding
 after this offering.........  28,106,429 common units, including 1,307,190
                               Class B common units, and 10,029,619
                               subordinated units

Cash distributions...........  We are required to distribute within 45 days after the end of each quarter all of our cash on hand at the end of each quarter, plus working capital borrowings after the end of the quarter, less reserves established by our general partner in its discretion. We refer to this cash as "available cash" and its meaning is defined in our partnership agreement. The amount of this cash may be greater than or less than the minimum quarterly distribution.

                               Prior to making quarterly distributions, our general partner may establish reserves for our operations.

                               In general, cash distributions each quarter are based on the following priorities:

                               . first, 98% to the common units and 2% to the general partner, until each common unit has received a minimum quarterly distribution of $0.45 plus any arrearages in the payment of the minimum quarterly distribution from prior quarters; and

                               . second, 98% to the subordinated units and 2% to the general partner, until each subordinated unit has received a minimum quarterly distribution of $0.45.

                               Our general partner is entitled to incentive distributions if the amount we distribute with respect to any quarter exceeds levels specified in our partnership agreement. Under the quarterly incentive distribution provisions, generally our general partner is entitled to 15% of amounts we distribute in excess of $0.450 per common unit, 25% of amounts we distribute in excess of $0.495 per common unit and 50% of amounts we distribute in excess of $0.675 per common unit.

Subordination period.........  The subordination period will end once we meet the financial tests in the partnership
                               agreement, but it generally cannot end before December 31, 2003.

                               When the subordination period ends, all
                               remaining subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Early conversion of
 subordinated units..........  Beginning with the quarter ending December 31,
                               2002, 25% of the subordinated units may convert into common units provided we meet the financial tests in the partnership agreement.

Issuance of additional
 units.......................  In general, during the subordination period we can issue up to 10,030,000 additional common units without obtaining unitholder approval. We can also issue an unlimited number of common units for acquisitions which increase cash flow from operations per unit on a pro forma basis.

NYSE listing.................  The common units are listed on the New York
                               Stock Exchange under the symbol "PAA."

                                  RISK FACTORS

   You should read carefully the discussion of the material risks relating to an investment in the common units offered by Plains All American Pipeline, L.P. under the caption "Risk Factors" beginning on page 2 of the accompanying prospectus.

                                USE OF PROCEEDS

   The net proceeds of the offering are estimated to be approximately $93.2 million after deducting underwriting commissions and estimated offering expenses. We intend to use all of the net proceeds to repay indebtedness outstanding under our $500.0 million revolving credit facility (the "Credit Facility"). Indebtedness under the Credit Facility, which matures in April 2005, was $465.0 million as of May 21, 2001 and had a weighted average annual interest rate of 7.5% as of March 31, 2001.

                 PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

   As of April 24, 2001, there were 24,356,429 common units outstanding, held by approximately 10,100 holders, including common units held in street name. The common units are traded on the NYSE under the symbol "PAA." An additional 1,307,190 Class B units are outstanding. The Class B units are held by an affiliate of our general partner and are economically identical to the common units but are not publicly traded. The Class B units may be converted at the option of the holder into an equal number of common units if specified conditions are met.

   The following table sets forth, for the periods indicated, the high and low sales prices for the common units, as reported on the NYSE Composite Transactions Tape, and quarterly declared cash distributions thereon. The last reported sale price of common units on the NYSE on May 24, 2001 was $26.47 per unit.

                                                      Price Range      Cash
                                                     ------------- Distributions
                                                      High   Low     per Unit
                                                     ------ ------ -------------
1998
  Fourth Quarter.................................... $20.19 $16.25    $0.193(1)

1999
  First Quarter..................................... $19.00 $15.88    $0.450
  Second Quarter....................................  19.94  16.31     0.463
  Third Quarter.....................................  20.00  17.38     0.481
  Fourth Quarter....................................  20.25   9.63     0.450(2)

2000
  First Quarter..................................... $16.56 $13.00    $0.450
  Second Quarter....................................  18.63  15.25     0.463
  Third Quarter.....................................  19.75  18.00     0.463
  Fourth Quarter....................................  20.06  18.00     0.463

2001
  First Quarter..................................... $23.63 $19.06    $0.475
  Second Quarter (through May 23, 2001).............  28.00  22.15        (3)

--------
(1) Represents a partial quarterly distribution for the period from November 23, 1998, the date of our initial public offering, to December 31, 1998.
(2) A distribution was not made on the subordinated units for the fourth quarter of 1999.
(3) The distribution for the second quarter of 2001 has not yet been declared or paid.

                                 CAPITALIZATION

   The following table sets forth our capitalization on March 31, 2001 on a historical basis and on an as adjusted basis to give effect to the sale of the common units offered by this prospectus supplement and the application of the proceeds from the sale of the common units. You should read our financial statements and notes that are incorporated by reference to this prospectus supplement for additional information about our capital structure.

                                                     As of March 31, 2001
                                                     ------------------------
                                                      Actual      As Adjusted
                                                     --------     -----------
                                                        (in thousands)
Cash and cash equivalents........................... $  1,202      $  1,202
                                                     ========      ========

Long-term debt:
  Credit facility................................... $316,550 (1)   222,327 (1)
                                                     --------      --------
    Total long-term debt............................  316,550       222,327
                                                     --------      --------

Partners' capital:
  Common unitholders................................  213,175       306,411
  Class B common unitholders........................   20,821        20,821
  Subordinated unitholders..........................  (29,013)     (29,013)
  General partner...................................    3,202         4,189
                                                     --------      --------
    Total partners' capital.........................  208,185       302,408
                                                     --------      --------
    Total capitalization............................ $524,735      $524,735
                                                     ========      ========

--------
(1) As of May 21, 2001, borrowings under our Credit Facility increased to $465.0 million as a result of the acquisition of Murphy. On an as adjusted basis as of the same date, borrowings under the Credit Facility would have been $370.8 million.

                               TAX CONSIDERATIONS

   We estimate that if you purchase common units in this offering and own them through the record date for the distribution for the fourth quarter of 2001, then you will be allocated, on a cumulative basis, an amount of federal taxable income for such period that will be less than 30% of the cash distributed with respect to the years 2001 and 2002. These estimates are based upon the assumption that our available cash for distribution will approximate the amount required to distribute cash to the holders of the common units in an amount equal to the current quarterly distribution of $0.475 per unit and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and certain tax reporting positions that we have adopted and with which the IRS could disagree. Accordingly, we cannot assure you that the estimates will be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units. See "Tax Considerations" in the prospectus accompanying this prospectus supplement.

   As a result of our recent purchase of assets located in Canada, you will be subject to tax in Canada on your share of our income generated by these assets. Consequently, you will likely be required to file a Canadian tax return and you may be subject to penalties if you fail to file a Canadian tax return.

   The tax consequences to you of an investment in common units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of common units, see "Tax Considerations" in the accompanying prospectus. You may wish to consult your own tax advisor about the federal, foreign, state and local tax consequences peculiar to your circumstances.

                                  UNDERWRITING

   We and Goldman, Sachs & Co. have entered into an underwriting agreement with respect to the common units being offered. Subject to certain conditions, Goldman Sachs has agreed to purchase these units.

   If Goldman Sachs sells more common units than the total 3,750,000 common units being offered, Goldman Sachs has an option to buy up to an additional 562,500 common units from us to cover such sales. Goldman Sachs may exercise that option for 30 days following the close of the offering.

   The following table shows the per unit and total underwriting discounts and commissions to be paid to Goldman Sachs by us. Such amounts are shown assuming both no exercise and full exercise of Goldman Sachs' options to purchase 562,500 additional common units.

                 Paid for by Plains All American Pipeline, L.P.

                                                      No Exercise  Full Exercise
                                                      ------------ -------------
   Per Unit..........................................        1.107        1.107
   Total............................................. 4,151,250.00 4,773,937.50

   Common units sold by Goldman Sachs to the public initially will be offered at the initial price to public set forth on the cover of this prospectus supplement. Any common units sold by Goldman Sachs to securities dealers may be sold at a discount of up to $0.67 per unit from the initial price to public. Any such securities dealers may resell any units purchased from Goldman Sachs to certain other brokers or dealers at a discount of up to $0.10 per unit from the initial price to public. If all of the common units are not sold at the initial price to public, Goldman Sachs may change the offering price and the other selling terms.

   We, our general partner, the officers and directors of our general partner and certain other parties, have agreed with Goldman Sachs not to dispose of or hedge any common units or securities convertible into or exchangeable for common units during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of Goldman Sachs. This agreement does not apply to any existing employee benefit plans, to issuance of common units in acquisitions which increase cash flow from operations per unit on a pro forma basis, to transfers of subordinated units and to certain sales of common units that will be issued upon the vesting of restricted units as a result of the transaction involving the transfer of ownership interests in the general partner.

   In connection with the offering, Goldman Sachs may purchase and sell common units in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Goldman Sachs of a greater number of common units than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than Goldman Sachs' option to purchase additional common units from us in the offering. Goldman Sachs may close out any covered short position by either exercising its option to purchase additional common units or purchasing common units in the open market. In determining the source of common units to close out the covered short position, Goldman Sachs will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which it may purchase common units through the overallotment option. "Naked" short sales are any sales in excess of such option. Goldman Sachs must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if Goldman Sachs is concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common units made by Goldman Sachs in the open market prior to the completion of the offering.

   Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common units and may stabilize, maintain or otherwise affect the market price of the common units. As a result, the price of the common units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

   We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $300,000.

   In the ordinary course of their respective businesses, Goldman Sachs and certain of its affiliates have engaged, and may in the future engage, in investment banking or commercial banking transactions with us and our affiliates.

   In addition, affiliates of Kayne Anderson Capital Advisors will be purchasing for their own account approximately 300,000 of the common units offered hereby.

   Because the National Association of Securities Dealers, Inc. views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules.

   We, together with our subsidiary operating partnerships, and our general partner, have agreed to indemnify Goldman Sachs against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

   Vinson & Elkins L.L.P. will issue opinions about the validity of the common units offered hereby and various other legal matters in connection with the offering on our behalf. Baker Botts L.L.P., the underwriter's counsel, will also issue opinions about various legal matters in connection with the offering on behalf of Goldman Sachs.

PROSPECTUS

                                  $125,000,000

                               ----------------

                                  Common Units

                       Plains All American Pipeline, L.P.

   Under this prospectus we may from time to time offer common units representing limited partner interests in Plains All American Pipeline, L.P.

   Our common units are traded on the New York Stock Exchange under the symbol "PAA."

                               ----------------

   Each time we sell common units we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any supplement carefully before you invest. You should also read the documents we have referred you to in the "Where You Can Find More Information" section of this prospectus for information on us and for our financial statements.

   Limited partnerships are inherently different from corporations. You should consider each of the factors described under "Risk Factors," which begin on page 2, in deciding whether or not to buy any of our common units.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is May 8, 2001.

                               TABLE OF CONTENTS

ABOUT THIS PROSPECTUS.......................................................   i
WHO WE ARE..................................................................   1
RISK FACTORS................................................................   2
USE OF PROCEEDS.............................................................  10
DESCRIPTION OF OUR COMMON UNITS.............................................  10
CASH DISTRIBUTION POLICY....................................................  12
DESCRIPTION OF OUR PARTNERSHIP AGREEMENT....................................  12
TAX CONSIDERATIONS..........................................................  16
PLAN OF DISTRIBUTION........................................................  29
WHERE YOU CAN FIND MORE INFORMATION.........................................  30
FORWARD-LOOKING STATEMENTS..................................................  31
LEGAL MATTERS...............................................................  31
EXPERTS.....................................................................  31

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf process, we may offer from time to time up to $125,000,000 of our common units. Each time we offer our common units, we will provide you with a prospectus supplement that will describe, among other things, the specific amounts and prices of the common units being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. Therefore, before you invest in our common units, you should read this prospectus and any attached prospectus supplements.

                                   WHO WE ARE

   We are engaged in interstate and intrastate crude oil transportation, terminalling and storage, as well as crude oil gathering and marketing activities. We were formed in September 1998 to acquire and operate the midstream crude oil business and assets of Plains Resources Inc. Our operations are concentrated in California, Texas, Oklahoma, Louisiana, Illinois and the Gulf of Mexico.

   Our business strategy is to capitalize on regional crude oil supply-and-demand imbalances by combining the strategic location and unique capabilities of our transportation and terminalling assets with our extensive marketing and distribution expertise to generate sustainable earnings and cash flow for our unitholders.

   We intend to execute our business strategy by:

  . increasing and optimizing throughput on our various pipeline and gathering assets;

  . realizing cost efficiencies through operational improvements and potential strategic alliances;

  . utilizing our Cushing Terminal and our other assets to service the needs of refiners and to profit from merchant activities that take advantage of crude oil pricing and quality differentials;

  . pursuing strategic and accretive acquisitions of crude oil pipeline assets, gathering systems and terminalling and storage facilities that complement our existing asset base and distribution capabilities; and

  . establishing a midstream crude oil presence in Canada through gathering and pipeline systems and strategically located terminal assets.

   We regularly evaluate potential acquisitions of assets and businesses that would complement our existing business. Because our general partner receives incentive distributions when our operations generate distributions that exceed the minimum quarterly distribution, our management has a strong incentive to maximize distributions through the successful growth of our business.

   We are a Delaware limited partnership. Plains All American Inc., a Delaware corporation, serves as our sole general partner. Our U.S. operations are conducted through, and the operating assets are owned by, Plains Marketing, L.P., a Delaware limited partnership and All American Pipeline, L.P., a Texas limited partnership (collectively the "Operating Partnerships"). Our general partner is also the general partner of our operating partnerships. Our Canadian operations will be conducted through Plains Marketing Canada, L.P., a Canadian limited partnership.

   Our principal executive offices are located at 500 Dallas Street, Suite 700, Houston, Texas 77002, and our phone number is (713) 654-1414.

                                  RISK FACTORS

   You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in the common units. If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Inherent in Our Business

   Cash distributions are not guaranteed and may fluctuate with our performance and the establishment of financial reserves.

   Because distributions on the common units are dependent on the amount of cash we generate, distributions may fluctuate based on our performance. We cannot guarantee that the minimum quarterly distributions will be paid each quarter. The actual amount of cash that is available to be distributed each quarter will depend upon numerous factors, some of which are beyond our control and the control of our general partner. Cash distributions are dependent primarily on cash flow, including cash flow from financial reserves and working capital borrowings, and not solely on profitability, which is affected by non-cash items. Therefore, cash distributions might be made during periods when we record losses and might not be made during periods when we record profits.

   Our profitability is dependent upon an adequate supply of crude oil from fields located offshore and onshore California. Production from the offshore fields has experienced substantial production declines since 1995.

   A significant portion of our gross margin is derived from the Santa Ynez and Point Arguello fields located offshore California. For the year ended December 31, 2000, gross revenues less fuel and power expenses attributable to the Santa Ynez field were $24.6 million, or 18%, of our gross margin and gross revenues less fuel and power expenses attributable to the Point Arguello field were approximately $7.8 million, or 6%, of our gross margin. Although we have entered into contracts with the producers of most of the production from these fields under which they have agreed to ship all of their production from these fields on the All American Pipeline through August 2007, they are not obligated to produce or ship any minimum volumes. Volumes received from the Santa Ynez and Point Arguello fields have declined from 92,000 and 60,000 average daily barrels, respectively, in 1995 to 56,000 and 18,000 average daily barrels, respectively, in 2000. We expect that there will continue to be natural production declines from each of these fields. In addition, any production disruption from these fields due to production problems, transportation problems or other reasons would have a material adverse effect on our business.

   We recently suffered a large loss from unauthorized crude oil trading by a former employee. A loss of this kind could occur again in the future in spite of our best efforts to prevent it.

   Generally, it is our policy that as we purchase crude oil, we establish a margin by selling crude oil for physical delivery to third-party users, such as independent refiners or major oil companies, or by entering into a future delivery obligation under futures contracts on the NYMEX. Through these transactions, we seek to maintain a position that is substantially balanced between purchases, on the one hand, and sales or future delivery obligations, on the other hand. Our policy is not to acquire and hold crude oil, futures contracts or derivative products for the purpose of speculating on price changes. We discovered in November 1999 that this policy was violated by one of our former employees, which resulted in losses of approximately $174.0 million, including estimated associated costs and legal expenses. In 2000, we recognized an additional charge of approximately $7.0 million for litigation related to the unauthorized trading losses. We have taken steps within our organization to enhance our processes and procedures to prevent future unauthorized trading. We cannot assure you, however, that these steps will detect and prevent all violations of our trading policies and procedures, particularly if deception or other intentional misconduct is involved.

   Our trading loss resulted in the termination of some of our crude oil purchase contracts. We also are incurring additional expense for letters of credit to support our trading operations.

   In the period immediately following the disclosure of the unauthorized trading losses, a significant number of our suppliers and trading partners reduced or eliminated the open credit previously extended to us. Consequently, the amount of letters of credit we needed to support the level of our crude oil purchases then in effect increased significantly. In addition, the cost of letters of credit increased under our credit facility. Some of our purchase contracts were terminated. As a result of these changes, aggregate volumes purchased have declined from an average of 528,000 barrels per day for the fiscal quarter preceding the trading loss to an average of 302,000 barrels per day in the fourth quarter of 2000. Approximately 72,000 barrels per day of the decrease is related to barrels gathered at producer lease locations and 154,000 barrels per day is attributable to bulk purchases. As a result of the increase in letter of credit costs and reduced volumes, adjusted EBITDA and net income for the year 2000 was adversely affected by approximately $6.0 million, excluding the positive impact of current favorable market conditions.

   Our indebtedness may limit our ability to borrow additional funds, make distributions to unitholders or capitalize on business opportunities.

   As of March 31, 2001, our total outstanding long-term debt was approximately $316.6 million. As of March 31, 2001, we had a $500 million senior secured revolving credit facility and a $200 million senior secured letter of credit and borrowing facility. As of March 31, 2001, approximately $316.6 million was outstanding under the revolving credit facility and $10.5 million in borrowings and $48.4 million letters of credit were outstanding under the secured letter of credit and borrowing facility.

   Our debt may:

  . adversely affect our ability to finance future operations and capital needs;

  . limit our ability to pursue acquisitions and other business opportunities; and

  . make our results of operations more susceptible to adverse economic or operating conditions.

   Our payment of principal and interest on the debt will reduce the cash available for distribution on the units. We will be prohibited from making cash distributions during an event of default under any of our indebtedness. Various limitations in our indebtedness may reduce our ability to incur additional debt, to engage in some transactions and to capitalize on business opportunities. Any subsequent refinancing of our current indebtedness or any new indebtedness could have similar or greater restrictions.

   The success of our business strategy to increase and optimize throughput on our pipeline and gathering assets is dependent upon our securing additional supplies of crude oil.

   Our operating results are dependent upon securing additional supplies of crude oil from increased production by oil companies and aggressive lease gathering efforts. The ability of producers to increase production is dependent on the prevailing market price of oil, the exploration and production budgets of the major and independent oil companies, the depletion rate of existing reservoirs, the success of new wells drilled, environmental concerns, regulatory initiatives and other matters beyond the control of the general partner. There can be no assurance that production of crude oil will rise to sufficient levels to cause an increase in the throughput on our pipeline and gathering assets.

   Our operations are dependent upon demand for crude oil by refiners in the Midwest and on the Gulf Coast. Any decrease in this demand could adversely affect our business.

   Demand also depends on the ability and willingness of shippers having access to our transportation assets to satisfy their demand by deliveries through those assets, and any decrease in this demand could adversely affect our business. Demand for crude oil is dependent upon the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce demand.

   We face intense competition in our terminalling and storage activities and gathering and marketing activities.

   Our competitors include other crude oil pipelines, the major integrated oil companies, their marketing affiliates and independent gatherers, brokers and marketers of widely varying sizes, financial resources and experience. Some of these competitors have capital resources many times greater than ours and control substantially greater supplies of crude oil.

   The profitability of our gathering and marketing activities depends primarily on the volumes of crude oil we purchase and gather.

   To maintain the volumes of crude oil we purchase, we must continue to contract for new supplies of crude oil to offset volumes lost because of natural declines in crude oil production from depleting wells or volumes lost to competitors. Replacement of lost volumes of crude oil is particularly difficult in an environment where production is low and competition to gather available production is intense. Generally, because producers experience inconveniences in switching crude oil purchasers, such as delays in receipt of proceeds while awaiting the preparation of new division orders, producers typically do not change purchasers on the basis of minor variations in price. Thus, we may experience difficulty acquiring crude oil at the wellhead in areas where there are existing relationships between producers and other gatherers and purchasers of crude oil.

   We are exposed to the credit risk of our customers in the ordinary course of our gathering and marketing activities.

   In those cases where we provide division order services for crude oil purchased at the wellhead, we may be responsible for distribution of proceeds to all parties. In other cases, we pay all of or a portion of the production proceeds to an operator who distributes these proceeds to the various interest owners. These arrangements expose us to operator credit risk. Therefore, we must determine that operators have sufficient financial resources to make such payments and distributions and to indemnify and defend us in case of a protest, action or complaint. Even if our credit review and analysis mechanisms work properly, there can be no assurance that we will not experience losses in dealings with other parties.

   Our operations are subject to federal and state environmental and safety laws and regulations relating to environmental protection and operational safety.

   Our pipeline, gathering, storage and terminalling facilities operations are subject to the risk of incurring substantial environmental and safety related costs and liabilities. These costs and liabilities could arise under increasingly strict environmental and safety laws, including regulations and enforcement policies, or claims for damages to property or persons resulting from our operations. If we were not able to recover such resulting costs through insurance or increased tariffs and revenues, cash distributions to unitholders could be adversely affected.

   The transportation and storage of crude oil results in a risk that crude oil and other hydrocarbons may be suddenly or gradually released into the environment, potentially causing substantial expenditures for a response action, significant government penalties, liability for natural resources damages to government agencies, personal injury or property damages to private parties and significant business interruption.

   Our pipeline systems are dependent upon their interconnections with other crude oil pipelines to reach end markets.

   Reduced throughput on these interconnecting pipelines as a result of testing, line repair, reduced operating pressures or other causes could result in reduced throughput on our pipeline systems, which would adversely affect our profitability.

Risks Inherent in an Investment in Plains All American Pipeline

   Cost reimbursements due to our general partner may be substantial and will reduce our cash available for distribution to you.

   Prior to making any distribution on the common units, we will reimburse the general partner and its affiliates, including officers and directors of the general partner, for all expenses incurred on our behalf. The reimbursement of expenses and the payment of fees could adversely affect our ability to make distributions. The general partner has sole discretion to determine the amount of these expenses. In addition, our general partner and its affiliates may provide us services for which we will be charged reasonable fees as determined by the general partner.

   Even if you wish to remove our general partner, you cannot do so without our general partner's consent.

   Our general partner manages and operates Plains All American Pipeline. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect the general partner or the directors of the general partner on an annual or other continuing basis. The ownership of a majority of the outstanding units by the general partner and its affiliates gives the general partner the practical ability to prevent its removal.

   In addition, the following provisions of the partnership agreement may discourage a person or group from attempting to remove our general partner or otherwise change our management:

  . if the holders of at least 66% of the units vote to remove the general partner without cause, all remaining subordinated units will automatically convert into common units and will share distributions with the existing common units pro rata, existing arrearages on the common units will be extinguished and the common units will no longer be entitled to arrearages if we fail to pay the minimum quarterly distribution in any quarter. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as our general partner.

  . any units held by a person that owns 20% or more of any class of units then outstanding, other than the general partner and its affiliates, cannot be voted on any matter; and

  . the partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

   These provisions may discourage a person or group from attempting to remove our general partner or otherwise change our management. As a result of these provisions, the price at which the common units will trade may be lower because of the absence or reduction of a takeover premium in the trading price.

   We may issue additional common units without your approval, which would dilute your existing ownership interests.

   During the subordination period, our general partner may cause us to issue additional common units without your approval. Our general partner may also cause us to issue additional common units, without your approval, in a number of circumstances, such as:

  . the issuance of common units in connection with acquisitions that increase cash flow from operations per unit on a pro forma basis;

  . the conversion of subordinated units into common units;

  . the conversion of the general partner interest and the incentive distribution rights into common units as a result of the withdrawal of our general partner; or

  . issuances of common units under our long-term incentive plan.

   The issuance of additional common units or other equity securities of equal or senior rank will have the following effects:

  . your proportionate ownership interest in Plains All American Pipeline will decrease:

  . the amount of cash available for distribution on each unit may decrease;

  . since a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by the common unitholders will increase;

  . the relative voting strength of each previously outstanding unit may be diminished; and

  . the market price of the common units may decline.

   After the end of the subordination period, we may issue an unlimited number of limited partner interests of any type without the approval of the unitholders. Our partnership agreement does not give the unitholders the right to approve our issuance of equity securities ranking junior to the common units.

   Our general partner has a limited call right that may require you to sell your units at an undesirable time or price.

   If at any time our general partner and its affiliates own 80% or more of the common units, the general partner will have the right, but not the obligation, which it may assign to any of its affiliates, to acquire all, but not less than all, of the remaining common units held by unaffiliated persons at a price generally equal to the then current market price of the common units. As a result, you may be required to sell your common units at a time when you may not desire to sell them or at a price that is less than the price you would like to receive. You may also incur a tax liability upon a sale of your units.

   You may not have limited liability if a court finds that unitholder actions constitute control of our business.

   Under Delaware law, you could be held liable for our obligations to the same extent as a general partner if a court determined that the right of unitholders to remove our general partner or to take other action under the partnership agreement constituted participation in the "control" of our business.

   The general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner.

   In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution.

   Conflicts of interest could arise among the general partner, Plains Resources Inc. and the partnership. These conflicts may include the following situations:

  . we do not have any employees and we rely solely on employees of the general partner and its affiliates, including Plains Resources Inc.;

  . under the partnership agreement, we reimburse the general partner for the costs of managing and operating the partnership;

  . the amount of cash expenditures, borrowings and reserves in any quarter may affect available cash to pay quarterly distributions to unitholders;

  . the general partner tries to avoid being personally liable for partnership obligations. The general partner is permitted to protect its assets in this manner by the partnership agreement. Under the partnership agreement the general partner does not breach its fiduciary duty even if the partnership could have obtained more favorable terms without limitations on the general partner's liability;

  . under the partnership agreement, the general partner may pay its affiliates for any services rendered on terms fair and reasonable to the partnership. The general partner may also enter into additional contracts with any of its affiliates on behalf of the partnership. Agreements or contracts between the partnership and the general partner (and its affiliates) are not the result of arms length negotiations;

  . the general partner does not breach the partnership agreement by exercising its call rights to purchase limited partnership interests or by assigning its call rights to one of its affiliates or to the partnership; and

  . the general partner's affiliates may compete with us. The omnibus agreement prohibits the general partner's affiliates from engaging in or acquiring any business engaged in crude oil storage, terminalling, gathering activities, marketing activities and transportation by pipeline in the lower 48 states for any party other than Plains All American Pipeline or our affiliates described in the Omnibus Agreement. This restriction, however, does not apply if the restricted business was engaged in by us or these affiliates as of the date of our formation, is conducted pursuant to and in accordance with the terms of the marketing agreement, or if the value of the assets acquired in a transaction that comprises a restricted business does not exceed $10 million, or if the value of the assets acquired exceeds $10 million and the general partner has elected not to pursue such an opportunity. The omnibus agreement may be terminated by Plains Resources upon a change of control.

Tax Risks to Common Unitholders

   You should read "Tax Considerations" for a more complete discussion of the following expected material federal income tax consequences of owning and disposing of common units.

   The IRS could treat us as a corporation for tax purposes, which would substantially reduce the cash available for distribution to you.

   The anticipated after-tax benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other matter affecting us.

   If we were classified as a corporation for federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35%. Distributions to you would generally be taxed again to you as corporate distributions, and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, the cash available for distribution to you would be substantially reduced. Treatment of us as a corporation would result in a material reduction in the after-tax return to the unitholders, likely causing a substantial reduction in the value of the common units.

   Current law may change so as to cause us to be taxed as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. The partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, then the minimum quarterly distribution and the target distribution levels will be decreased to reflect that impact on us.

   A successful IRS contest of the federal income tax positions we take may adversely impact the market for common units.

   We have not requested a ruling from the IRS with respect to any matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain our counsel's conclusions or the positions we take. A court may not concur with our counsel's conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for common units and the price at which they trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will be borne by us and directly or indirectly by the unitholders and the general partner.

   You may be required to pay taxes even if you do not receive any cash distributions.

   You will be required to pay federal income taxes and, in some cases, state and local income taxes on your share of our taxable income even if you do not receive any cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from your share of our taxable income.

   Tax gain or loss on disposition of common units could be different than expected.

   If you sell your common units, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price you receive is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to you. Should the IRS successfully contest some positions we take, you could recognize more gain on the sale of units than would be the case under those positions, without the benefit of decreased income in prior years. Also, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

   If you are not an individual residing in the United States, you may have adverse tax consequences from owning common units.

   Investment in common units by tax-exempt entities, regulated investment companies or mutual funds and foreign persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and will be taxable to them. Very little of our income will be qualifying income to a regulated investment company or mutual fund. Distributions to foreign persons will be reduced by withholding taxes, currently at the rate of 39.6%, and foreign persons will be required to file federal income tax returns and pay tax on their share of our taxable income.

   We are registered as a tax shelter. This may increase the risk of an IRS audit of us or a unitholder.

   We are registered with the IRS as a "tax shelter." Our tax shelter registration number is 99061000009. The IRS requires that some types of entities, including some partnerships, register as "tax shelters" in response to the perception that they claim tax benefits that the IRS may believe to be unwarranted. As a result, we may be audited by the IRS and tax adjustments could be made. Any unitholder owning less than a 1% profits interest in us has very limited rights to participate in the income tax audit process. Further, any adjustments in our tax returns will lead to adjustments in the unitholders' tax returns and may lead to audits of unitholders' tax returns and adjustments of items unrelated to us. You will bear the cost of any expense incurred in connection with an examination of your personal tax return.

   We treat a purchaser of units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the units.

   Because we cannot match transferors and transferees of common units, we have adopted depreciation and amortization positions that do not conform with all aspects of the Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to your tax returns. Please read

"Tax Considerations--Uniformity of Units" for further discussion of the effect of the depreciation and amortization positions we adopt.

   You will likely be subject to state and local taxes in states where you do not live as a result of an investment in units.

   In addition to federal income taxes, you will likely be subject to other taxes, including state and local taxes, foreign taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property and in which you do not reside. You may be required to file foreign, state and local income tax returns and pay foreign, state and local income taxes in many or all of the jurisdictions in which we do business or own property. Further, you may be subject to penalties for failure to comply with those requirements. We own assets and do business in Alabama, Arizona, Arkansas, California, Colorado, Florida, Illinois, Indiana, Kansas, Kentucky, Louisiana, Minnesota, Mississippi, Missouri, Montana, Nebraska, New Mexico, North Dakota, Oklahoma, South Dakota, Texas, Utah and Wyoming. Of these states, Florida, South Dakota, Texas and Wyoming do not currently impose a personal income tax. In addition, we own assets and do business in Canada. It is your responsibility to file all federal, state, local and foreign tax returns. Our counsel has not rendered an opinion on the foreign, state or local tax consequences of an investment in the common units.

                                USE OF PROCEEDS

   Unless otherwise indicated to the contrary in an accompanying prospectus supplement, we will use the net proceeds from the sale of securities covered by this registration for general partnership purposes, which may include repayment of indebtedness, the acquisition of businesses and other capital expenditures and additions to working capital.

                        DESCRIPTION OF OUR COMMON UNITS

   Generally, our common units represent limited partner interests that entitle the holders to participate in our cash distributions and to exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units, holders of subordinated units and our general partner in and to cash distributions, together with a description of the circumstances under which subordinated units convert into common units, see "Cash Distribution Policy."

   Our outstanding common units are listed on the NYSE under the symbol "PAA." Any additional common units we issue will also be listed on the NYSE.

   The transfer agent and registrar for our common units is American Stock Transfer & Trust Company.

Meetings/Voting

   Each holder of common units is entitled to one vote for each common unit on all matters submitted to a vote of the unitholders.

Status as Limited Partner or Assignee

   Except as described below under "--Limited Liability," the common units will be fully paid, and unitholders will not be required to make additional capital contributions to us.

   Each purchaser of common units offered by this prospectus must execute a transfer application whereby the purchaser requests admission as a substituted limited partner and makes representations and agrees to provisions stated in the transfer application. If this action is not taken, a purchaser will not be registered as a record holder of common units on the books of our transfer agent or issued a common unit certificate. Purchasers may hold common units in nominee accounts.

   An assignee, pending its admission as a substituted limited partner, is entitled to an interest in us equivalent to that of a limited partner with respect to the right to share in allocations and distributions, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee who has not become a substituted limited partner at the written direction of the assignee. Transferees who do not execute and deliver transfer applications will be treated neither as assignees nor as record holders of common units and will not receive cash distributions, federal income tax allocations or reports furnished to record holders of common units. The only right the transferees will have is the right to admission as a substituted limited partner in respect of the transferred common units upon execution of a transfer application in respect of the common units. A nominee or broker who has executed a transfer application with respect to common units held in street name or nominee accounts will receive distributions and reports pertaining to its common units.

Limited Liability

   Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act") and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to some possible exceptions, generally to the amount of capital he is obligated to contribute to us in respect of his units plus his share of any undistributed profits and assets.

   Under the Delaware Act, a limited partnership may not make a distribution to a partner to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, exceed the fair value of the assets of the limited partnership. For the purposes of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of the property subject to liability of which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act is liable to the limited partnership for the amount of the distribution, for three years from the date of the distribution.

Reports and Records

   As soon as practicable, but in no event later than 120 days after the close of each fiscal year, our general partner will furnish or make available to each unitholder of record (as of a record date selected by our general partner) an annual report containing our audited financial statements for the past fiscal year. These financial statements will be prepared in accordance with generally accepted accounting principles. In addition, no later than 45 days after the close of each quarter, (except the fourth quarter) our general partner will furnish or make available to each unitholder of record (as of a record date selected by our general partner) a report containing our unaudited financial statements and any other information required by law.

   Our general partner will use all reasonable efforts to furnish each unitholder of record information reasonably required for tax reporting purposes within 90 days after the close of each fiscal year. Our general partner's ability to furnish this summary tax information will depend on the cooperation of unitholders in supplying information to our general partner. Each unitholder will receive information to assist him in determining his U.S. federal and state and Canadian federal and provincial tax liability and filing his U.S. federal and state and Canadian federal and provincial income tax returns.

   A limited partner can, for a purpose reasonably related to the limited partner's interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

  . a current list of the name and last known address of each partner;

  . a copy of our tax returns;

  . information as to the amount of cash and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

  . copies of our partnership agreement, our certificate of limited partnership, amendments to either of them and powers of attorney which have been executed under our partnership agreement;

  . information regarding the status of our business and financial condition;
    and

  . any other information regarding our affairs as is just and reasonable.

   Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interest or which we are required by law or by agreements with third parties to keep confidential.

                            CASH DISTRIBUTION POLICY

   One of our principal objectives is to generate cash from our operations and to distribute cash to our partners each quarter. We are required to distribute to our partners 100% of our available cash each quarter. Our available cash is defined in our partnership agreement and is generally the sum of the cash we receive in a quarter less cash disbursements, adjusted for net changes in reserves.

   During the subordination period the holders of our common units are entitled to receive each quarter a minimum quarterly distribution of $0.450 per unit ($1.80 annualized) prior to any distribution of available cash to holders of our subordinated units. The subordination period is defined generally as the period that will end on the first day of any quarter beginning after December 31, 2003 if we have distributed at least the minimum quarterly distribution on all outstanding units each quarter for three consecutive four-quarter periods and our adjusted operating surplus, as defined in our partnership agreement, for such periods equals or exceeds the amount that would have been sufficient to enable us to distribute the minimum quarterly distribution on all outstanding units on a fully diluted basis and the related distribution on the 2% general partner interest during those periods. In addition, one-quarter of the subordinated units may convert to common units on a one-for-one basis after December 31, 2002 if we meet the tests set forth in our partnership agreement.

   During the subordination period, our cash is distributed first 98% to the holders of common units and 2% to our general partner until there has been distributed to the holders of common units an amount equal to the minimum quarterly distribution and any arrearages. Any additional cash is distributed 98% to the holders of subordinated units and 2% to our general partner until there has been distributed to the holders of subordinated units an amount equal to the minimum quarterly distribution. If the subordination period ends, the rights of the holders of subordinated units will no longer be subordinated to the rights of the holders of common units and the subordinated units may be converted into common units.

   Our general partner is entitled to incentive distributions if the amount we distribute with respect to any quarter exceeds levels specified in our partnership agreement. Under the quarterly incentive distribution provisions, generally our general partner is entitled to 15% of amounts we distribute in excess of $0.450 per common unit, 25% of amounts we distribute in excess of $0.495 per common unit and 50% of amounts we distribute in excess of $0.675 per common unit.

                    DESCRIPTION OF OUR PARTNERSHIP AGREEMENT

   The following is a summary of the material provisions of our partnership agreement. Our partnership agreement and all amendments thereto have been filed as exhibits to our Form 10-K, which is incorporated by reference in this prospectus. The following provisions of our partnership agreement are summarized elsewhere in this prospectus.

  . distributions of our available cash are described under "Quarterly
    Distributions";

  . allocations of taxable income and other tax matters are described under "Tax Considerations"; and

  . rights of holders of common units, are described under "Description of Our Common Units."

Purpose

   Our purpose under our partnership agreement is to serve as a partner of our operating partnerships and engage in any business activities that may be engaged in by our operating partnerships or that is approved by our general partner. The partnership agreements of our operating partnerships provide that they may engage in any activity that was engaged in by our predecessors at the time of our initial public offering or reasonably related thereto and any other activity approved by our general partner.

Power of Attorney

   Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants the authority for the amendment of, and to make consents and waivers under, our partnership agreement.

Reimbursements of Our General Partner

   Our general partner does not receive any compensation for its services as our general partner. It is, however, entitled to be reimbursed for all of its costs incurred in managing and operating our business. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion.

Issuance of Additional Securities

   Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities that are equal in rank with or junior to our common units on terms and conditions established by our general partner in its sole discretion without the approval of any limited partners. During the subordination period, however, except as set forth in the following paragraph, we may not issue an aggregate of more than approximately 10 million additional common units or an equivalent number of units that are equal in rank with our common units, in each case, without the approval of the holders of at least a majority of our outstanding common units (excluding common units owned by the general partner and its affiliates).

   During the subordination period, we may issue an unlimited number of common units to finance an acquisition or a capital improvement that would have resulted, on a pro forma basis, in an increase in per unit adjusted operating surplus, as provided in our partnership agreement.

   In no event may we issue partnership interests during the subordination period that are senior to our common units without the approval of the holders of a majority of our outstanding common units (excluding common units owned by the general partner and its affiliates).

   It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our cash distributions. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

   In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, in the sole discretion of our general partner, may have special voting rights to which common units are not entitled.

   Our general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain their percentage interests in us that existed immediately prior to the issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership interests in us.

Amendments to Our Partnership Agreement

   Amendments to our partnership agreement may be proposed only by our general partner. In general, proposed amendments must be approved by holders of at least a majority of our outstanding units (excluding common units owned by the general partner and its affiliates). However, in some circumstances, more particularly described in our partnership agreement, our general partner may make amendments to our partnership agreement without the approval of our limited partners or assignees.

   Any amendment that materially and adversely affects the rights or preferences of any type or class of limited partner interests in relation to other types of classes of limited partner interest or our general partner interest will require the approval of at least a majority of the type or class of limited partner interest so affected.

Withdrawal or Removal of Our General Partner; Transfer of Ownership of the General Partner

   Our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2008 without obtaining the approval of the holders of a majority of our outstanding common units, excluding those held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2008, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. In addition, our general partner may withdraw without unitholder approval upon 90 days' notice to our limited partners if at least 50% of our outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates.

   Upon the voluntary withdrawal of our general partner, the holders of a majority of our outstanding common units, excluding the common units held by our general partner and its affiliates, may elect a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 90 days after that withdrawal, the holders of a majority of our outstanding units, excluding the common units held by our general partner and its affiliates, and the holders of a majority of the subordinated units, voting as separate classes, agree to continue our business and to appoint a successor general partner.

   Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than two-thirds of our outstanding units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of this kind is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding common units, including those held by our general partner and its affiliates, and the holders of a majority of the subordinated units, voting as separate classes.

   While our partnership agreement limits the ability of our general partner to withdraw, it allows the general partner interest and incentive distribution rights to be transferred to an affiliate or to a third party in conjunction with a merger or sale of all or substantially all of the assets of our general partner. In addition, the partnership agreement expressly permits the sale, in whole or in part, of the ownership of our general partner. Our general partner may also transfer, in whole or in part, the common units and subordinated units owned by its subsidiary.

Liquidation and Distribution of Proceeds

   Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the person authorized to wind up our affairs (the liquidator) will, acting with all the powers of our general partner that the liquidator deems necessary or desirable in its good faith judgment, liquidate our assets. The proceeds of the liquidation will be applied as follows; (i) first, towards the payment of all of our creditors and the creation of a reserve for contingent liabilities and (ii) then, to all partners in accordance with the positive balance in the respective capital accounts. Under some circumstances and subject to some limitations, the liquidator may defer liquidation or distribution of our assets for a reasonable period of time. If the liquidator determines that a sale would be impractical or would cause loss to the partners, our general partner may distribute assets to partners in kind.

Change of Management Provisions

   Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change management.

Limited Call Right

   If at any time our general partner and its affiliates own 80% or more of the issued and outstanding limited partner interests of any class, our general partner will have the right to purchase all, but not less than all, of the outstanding limited partner interests of that class that are held by non-affiliated persons. The record date for determining ownership of the limited partner interests would be selected by our general partner on at least 10 but not more than 60 days' notice. The purchase price in the event of a purchase under these provisions would be the greater of (i) the current market price (as defined in our partnership agreement) of the limited partner interests of the class as of the date three days prior to the partnership agreement) of the limited partner interests of the class as of the date five days prior to the mailing of written notice of its election to purchase the units and (ii) the highest cash price paid by our general partner or any of its affiliates for any limited partner interest of the class purchased within the 90 days preceding the date our general partner mails notice of its election to purchase the units.

Indemnification

   Under our partnership agreement, in most circumstances, we will indemnify our general partner, its affiliates and their officers and directors to the fullest extent permitted by law, from and against all losses, claims or damages any of them may suffer by reason of their status as general partner, officer or director, as long as the person seeking indemnity acted in good faith and in a manner believed to be in or not opposed to our best interest. Any indemnification under these provisions will only be out of our assets. Our general partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, such indemnification. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Registration Rights

   Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

                               TAX CONSIDERATIONS

   This section is a summary of all the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, expresses the opinion of Vinson & Elkins L.L.P., special counsel to the general partner and us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "us" or "we" are references to Plains All American Pipeline and the operating partnerships.

   No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we recommend that each prospective unitholder consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

   All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of counsel and are based on the accuracy of representations made by us.

   No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the general partner. Furthermore, the treatment of us, or an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

   For the reasons described below, counsel has not rendered an opinion with respect to the following specific federal income tax issues:

     (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read "--Tax Consequences of Unit Ownership--Treatment of Short Sales");

     (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read "-- Disposition of Common Units--Allocations Between Transferors and Transferees"); and

     (3) whether our method for depreciating Section 743 adjustments is sustainable (please read "--Tax Consequences of Unit Ownership--Section 754 Election").

Partnership Status

   A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner's adjusted basis in his partnership interest.

   No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of the operating partnerships as partnerships for federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Code. Instead, we will rely on the opinion of counsel that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we and the operating partnerships will be classified as a partnership for federal income tax purposes.

   In rendering its opinion, counsel has relied on factual representations made by us and the general partner. The representations made by us and our general partner upon which counsel has relied are:

     (a) Neither we nor the operating partnerships will elect to be treated as a corporation;

     (b) For each taxable year, more than 90% of our gross income will be income from sources that our counsel has opined or will opine is "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code.

   Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 5% of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, counsel is of the opinion that at least 90% of our current gross income constitutes qualifying income.

   If we fail to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

   If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

   The discussion below is based on the conclusion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

   Unitholders who have become limited partners of Plains All American Pipeline will be treated as partners of Plains All American Pipeline for federal income tax purposes. Also:

     (a) assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

     (b) unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of Plains All American Pipeline for federal income tax purposes. As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, counsel's opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

   A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read "--Tax Consequences of Unit Ownership--Treatment of Short Sales."

   Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as partners in Plains All American Pipeline for federal income tax purposes.

Tax Consequences of Unit Ownership

   Flow-through of Taxable Income. We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by that unitholder. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year.

   Treatment of Distributions. Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "--Disposition of Common Units" below. Any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "--Limitations on Deductibility of Losses."

   A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, and/or substantially appreciated "inventory items," both as defined in Section 751 of the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

   Basis of Common Units. A unitholder's initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A limited partner will have no share of our debt which is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read "--Disposition of Common Units--Recognition of Gain or Loss."

   Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

   In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

   The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder's share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

   A unitholder's share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

   Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." The IRS has announced that Treasury Regulations will be issued that characterize net passive income from a publicly-traded partnership as investment income for purposes of the limitations on the deductibility of investment interest. In addition, the unitholder's share of our portfolio income will be treated as investment income. Investment interest expense includes:

  . interest on indebtedness properly allocable to property held for investment;

  . our interest expense attributed to portfolio income; and

  . the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

   The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

   Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

   Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

   Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by the general partner, referred to in this discussion as "Contributed Property," and to account for the difference between the fair market value of our assets and their carrying value on our books at the time of the offering. The effect of these allocations to a unitholder purchasing common units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

   An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner's "book" capital account, credited with the fair market value of Contributed Property, and "tax" capital account, credited with the tax basis of Contributed Property referred to in this discussion as the "Book-Tax Disparity", will generally be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's share of an item will be determined on the basis of the partner's interest in us, which will be determined by taking into account all the facts and circumstances, including the partner's relative contributions to us, the interests of all the partners in profits and losses, the interest of all the partners in cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation.

   Counsel is of the opinion that, with the exception of the issues described in "--Tax Consequences of Unit Ownership--Section 754 Election" and "-- Disposition of Common Units--Allocations Between Transferors and Transferees," allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction.

   Treatment of Short Sales. A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

  . any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

  . any cash distributions received by the unitholder for those units would be fully taxable; and

  . all of these distributions would appear to be ordinary income.

   Counsel has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please read "--Disposition of Common Units--Recognition of Gain or Loss."

   Alternative Minimum Tax. Although it is not expected that we will generate significant tax preference items or adjustments, each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders should consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

   Tax Rates. In general the highest effective United States federal income tax rate for individuals for 2001 is 39.6% and the maximum United States federal income tax rate for net capital gains of an individual for 2001 is 20% if the asset disposed of was held for more than 12 months at the time of disposition.

   Section 754 Election. We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser's tax basis in our assets ("inside basis") under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner's inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets ("common basis") and (2) his Section 743(b) adjustment to that basis.

   Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we have adopted), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-l(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under
Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read "--Tax Treatment of Operations-- Uniformity of Units."

   Although counsel is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read "--Uniformity of Units."

   A Section 754 election is advantageous if the transferee's tax basis in his units is higher than the units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and a smaller share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his units is lower than those units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.

   The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The determinations we make may be successfully challenged by the IRS and the deductions resulting from them may be reduced or disallowed altogether. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

   Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read "--Disposition of Common Units--Allocations Between Transferors and Transferees."

   Initial Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by partners holding interests in us prior to this offering. Please read "--Tax Consequences of Unit Ownership--Allocation of Income, Gain, Loss and Deduction."

   To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

   If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read "--Tax Consequences of Unit Ownership--Allocation of Income, Gain, Loss and Deduction" and "--Disposition of Common Units-- Recognition of Gain or Loss."

   The costs incurred in selling our units (called "syndication expenses") must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

   Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and may incur interest and penalties with respect to those adjustments.

Disposition of Common Units

   Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder's tax basis for the units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

   Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price is less than his original cost.

   Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed a maximum rate of 20%. A portion of this gain or loss, which will likely be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" we own. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. In the case of individuals, capital losses may offset capital gains, and may offset ordinary income of no more than $3,000. In the case of corporations, capital losses may only be used to offset capital gains.

   The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. Although the ruling is unclear as to how the holding period of these interests is determined once they are combined, Treasury regulations allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions should consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

   Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

  . a short sale;

  . an offsetting notional principal contract; or

  . a futures or forward contract with respect to the partnership interest or substantially identical property.

   Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

   Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the NYSE on the first business day of the month (the "Allocation Date"). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

   The use of this method may not be permitted under existing Treasury Regulations. Accordingly, counsel is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders to conform to a method permitted under future Treasury Regulations.

   A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

   Notification Requirements. A unitholder who sells or exchanges units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that describe the amount of the consideration received for the unit that is allocated to our goodwill or going concern value. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

   Constructive Termination. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

   Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read "--Tax Consequences of Unit Ownership--Section 754 Election."

   We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under
Section 743 even though that portion may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read "--Tax Consequences of Unit Ownership--Section 754 Election." To the extent that the Section 743 (b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read "--Disposition of Common Units--Recognition of Gain or Loss."

Tax-Exempt Organizations and Other Investors

   Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and will be taxable to the unitholder.

   A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

   Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our income or gain. And, under rules applicable to publicly traded partnerships, we will withhold (currently at the rate of 39.6%) on cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 or applicable substitute form in order to obtain credit for these withholding taxes.

   In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

   Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the disposition.

Administrative Matters

   Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine the unitholder's share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, regulations or administrative interpretations of the IRS. Neither we nor counsel can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

   The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of that unitholder's own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

   Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the "Tax Matters Partner" for these purposes. The partnership agreement appoints the general partner as our Tax Matters Partner.

   The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. However, if we elect to be treated as a large partnership, a unitholder will not have the right to participate in settlement conferences with the IRS or to seek a refund.

   A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties. However, if we elect to be treated as a large partnership, the unitholders would be required to treat all partnership items in a manner consistent with our return.

   Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

      (a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

      (b) whether the beneficial owner is

        (1) a person that is not a United States person,

        (2) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

        (3) a tax-exempt entity;

      (c) the amount and description of units held, acquired or transferred for the beneficial owner; and

      (d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

   Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

   Registration as a Tax Shelter. The Internal Revenue Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Internal Revenue Code are extremely broad. It is arguable that we are not subject to the registration requirement on the basis that we will not constitute a tax shelter. However, we have registered as a tax shelter with the Secretary of Treasury in the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken.

   Issuance of this registration number does not indicate that investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS.

   Our tax shelter registration number is 99061000009. A unitholder who sells or otherwise transfers a unit in a later transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a unit to furnish the registration number to the transferee is $100 for each failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit we generate is claimed or on which any of our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed are not deductible for federal income tax purposes.

   Accuracy-related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

   A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

     (1) for which there is, or was, "substantial authority," or

     (2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

   More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

   A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local and Other Tax Considerations

   In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We own property or do business in Alabama, Arizona, Arkansas, California, Colorado, Florida, Illinois, Indiana, Kansas, Kentucky, Louisiana, Minnesota, Mississippi, Missouri, Montana, Nebraska, New Mexico, North Dakota, Oklahoma, South Dakota, Texas, Utah and Wyoming. Of these states, Florida, South Dakota, Texas, and Wyoming do not currently impose a personal income tax. In addition, we expect to own assets and do business in Canada, in which case you will likely be required to file a Canadian income tax return. We may also own property or do business in other states in the future. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of these states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read "--Tax Consequences of Unit Ownership-- Entity-Level Collections." Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material.

   It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Accordingly, each prospective unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as United States federal tax returns that may be required of him. Counsel has not rendered an opinion on the state or local tax consequences of an investment in us.

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

                              PLAN OF DISTRIBUTION

   Under this prospectus, we intend to offer our common units to the public:

  . through one or more broker-dealers;

  . through underwriters; or

  . directly to investors.

   We will fix a price or prices, and we may change the price of the securities offered from time to time:

  . at market prices prevailing at the time of any sale under this registration statement;

  . prices related to market prices; or

  . negotiated prices.

   We will pay or allow distributors' or sellers' commissions that will not exceed those customary in the types of transactions involved. Broker-dealers may act as agent or may purchase securities as principal and thereafter resell the securities from time to time:

  . in or through one or more transitions (which may involve crosses and block transactions) or distributions;

  . on the New York Stock Exchange;

  . in the over-the-counter market; or

  . in private transactions.

Broker-dealers or underwriters may receive compensation in the form of underwriting discounts or commissions and may receive commissions from purchasers of the securities for whom they may act as agents. We will not pay in excess of customary underwriting discounts or commissions. If any broker-dealer purchases the securities as principal, it may effect resales of the securities from time to time to or through other broker-dealers, and other broker-dealers may receive compensation in the form of concessions or commissions from the purchasers of securities for whom they may act as agents.

   To the extent required, the names of the specific managing underwriter or underwriters, if any, as well as other important information, will be set forth in prospectus supplements. In that event, the discounts and commissions we will allow or pay to the underwriters, if any, and the discounts and commissions the underwriters may allow or pay to dealers or agents, if any, will be set forth in, or may be calculated from, the prospectus supplements. Any underwriters, brokers, dealers and agents who participate in any sale of the securities may also engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

   In connection with offerings under this shelf registration and in compliance with applicable law, underwriters, brokers or dealers may engage in transactions which stabilize or maintain the market price of the securities at levels above those which might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers may over-allot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters, brokers or dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports and other information with the Securities Exchange Commission under the Securities Exchange Act of 1934. You can inspect and/or copy these reports and other information at offices maintained by the SEC, including:

  . the principal offices of the SEC located at Judiciary Plaza, 450 Fifth
    Street, N.W., Room 1024, Washington, D.C. 20549;

  . the Regional Offices of the SEC located at Northwestern Atrium Center,
    500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511;

  . the Regional Offices of the SEC located at 7 World Trade Center, New
    York, New York 10048; and

  . the SEC's website at http://www.sec.gov.

   Further, our common units are listed on the New York Stock Exchange, and you can inspect similar information at the offices of the New York Stock Exchange, located at 20 Broad Street, New York, New York 10005.

   The SEC allows us to incorporate by reference information we file with it into this prospectus. This procedure means that we can disclose important information to you by referring you to documents on file or to be filed with the SEC. The information we incorporate by reference is part of this prospectus and later information that we file with the SEC will automatically update and supersede this information. Therefore, before you decide to invest in a particular offering under this shelf registration, you should always check for SEC reports we may have filed after the date of this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all offerings under this shelf registration are completed:

  . Annual Report on Form 10-K for the year ended December 31, 2000,

  . Current Report on Form 8-K filed with the SEC on April 19, 2001; and

  . the description of our common units contained in our Form 8-A/A dated
    November 3, 1998.

   You may request a copy of these filings at no cost by making written or telephone requests for copies to:

   Plains All American Pipeline, L.P.
   500 Dallas Street
   Houston, Texas 77002
   Attention: Tim Moore
   Telephone: (713) 654-1414

   You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

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

                           FORWARD-LOOKING STATEMENTS

   This prospectus, any accompanying prospectus supplement and the documents we have incorporated by reference contain forward-looking statements. The words "believe," "expect," "estimate" and "anticipate" and similar expressions identify forward-looking statements. Forward-looking statements include those that address activities, events or developments that we expect or anticipate will or may occur in the future. These include the following:

  . the amount and nature of future capital expenditures;

  . business strategy and measures to carry out strategy;

  . competitive strengths;

  . goals and plans;

  . expansion and growth of our business and operations;

  . references to intentions as to future matters; and

  . other similar matters.

   A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We will not update these statements unless the securities laws require us to do so.

                                 LEGAL MATTERS

   The validity of the securities will be passed upon for Plains All American Pipeline, L.P. by Vinson & Elkins L.L.P. The underwriters' own legal counsel will advise them about other issues relating to any offering.

                                    EXPERTS

   The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Plains All-American Pipeline, LP for the year ended December 31, 2000 and the audited consolidated balance sheet of Plains All American Inc. included as Exhibit 99.1 to Plains All American Pipeline LP's Form 8-K dated April 19, 2001 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the units offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information in this prospectus is current only as of its date.

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                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
                             Prospectus Supplement

Plains All American Pipeline, L.P..........................................  S-3
Recent Developments........................................................  S-5
The Offering...............................................................  S-7
Risk Factors...............................................................  S-9
Use Of Proceeds............................................................  S-9
Price Range Of Common Units And Distributions..............................  S-9
Capitalization............................................................. S-10
Tax Considerations......................................................... S-11
Underwriting............................................................... S-12
Legal Matters.............................................................. S-13

                                   Prospectus

About This Prospectus......................................................    i
Who We Are.................................................................    1
Risk Factors...............................................................    2
Use Of Proceeds............................................................   10
Description Of The Common Units............................................   10
Cash Distribution Policy...................................................   12
Description Of Our Partnership Agreement...................................   12
Tax Considerations.........................................................   16
Plan Of Distribution.......................................................   29
Where You Can Find More Information........................................   30
Forward-Looking Statements.................................................   31
Legal Matters..............................................................   31
Experts....................................................................   31

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                            3,750,000 Common Units

                      Plains All American Pipeline, L.P.

                    Representing Limited Partner Interests

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                             Goldman, Sachs & Co.

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